Filed by The Quaker Oats Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012



The following communication was disseminated to Quaker Employees in the Company's Midday Electronic Newsletter.

PEPSICO PRESIDENT STRESSES GROWTH, CONSISTENCY AND TALENT... Standing in front of more than 1,300 Quaker employees at this morning's Town Hall Topics meeting in Chicago, Quaker CEO Bob Morrison and PepsiCo President & Chief Operating Officer Steve Reinemund talked about the growth opportunities related to yesterday's merger announcement. Reinemund, the soon-to-be PepsiCo CEO, told Quaker employees the three things that are top of mind for him as a PepsiCo leader. Those items are as follows: growth (top line sales, business opportunities and individual opportunities); consistency (financial performance, product quality, and investment in the marketplace); and the people that make it happen (the need to attract, develop and retain world-class people). Stressing the third point, Reinemund gave Quaker employees a sense of the PepsiCo culture, the people and the opportunities. Videotaped copies of the meeting are being made and will be sent to all locations.

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Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo, Inc. and The Quaker Oats Company have filed and will file with the Securities and Exchange Commission because they contain important information.

PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.